Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, October 14, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 7 to October 11, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07/10/2024	205,758	63.029557	12,968,835.53	XPAR
07/10/2024	125,000	62.979304	7,872,412.95	CEUX
07/10/2024	10,037	63.030319	632,635.31	TQEX
07/10/2024	6,030	63.019454	380,007.31	AQEU
08/10/2024	204,164	62.593569	12,779,353.34	XPAR
08/10/2024	125,000	62.588313	7,823,539.07	CEUX
08/10/2024	12,500	62.548790	781,859.87	TQEX
08/10/2024	7,500	62.556577	469,174.33	AQEU
09/10/2024	206,376	61.919799	12,778,760.50	XPAR
09/10/2024	126,729	61.904388	7,845,081.22	CEUX
09/10/2024	12,426	61.894066	769,095.67	TQEX
09/10/2024	8,254	61.889158	510,833.11	AQEU
10/10/2024	262,446	62.379876	16,371,348.84	XPAR
10/10/2024	74,754	62.204916	4,650,066.32	CEUX
10/10/2024	10,068	62.179541	626,023.62	TQEX
10/10/2024	4,928	62.181847	306,432.14	AQEU
11/10/2024	253,324	62.429495	15,814,889.41	XPAR
11/10/2024	90,000	62.411671	5,617,050.36	CEUX
11/10/2024	5,000	62.411876	312,059.38	TQEX
11/10/2024	3,168	62.452620	197,849.90	AQEU
Total	1,753,462	62.452057	109,507,308.18

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).